sfleischmann@shearman.com                                           May 9, 2006
(212) 848-7527




VIA EDGAR AND FEDERAL EXPRESS


Mr. Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-0305





Merrill Lynch Depositor, Inc.
Responses to SEC Comment Letter Dated April 28, 2006


Dear Mr. Webb:

We refer to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to Merrill Lynch Depositor, Inc. (the "Depositor"), dated April 28, 2006, with respect to the Amendment No. 1 to the Registration Statement on Form S-3, File No. 333-132386 (the "Registration Statement"), filed by the Depositor with the Commission on March 21, 2006.

On behalf of the Depositor, we are writing to respond to the Staff's comments and to indicate the changes that have been made in Amendment No. 2 ("Amendment No. 2") to the Registration Statement filed today with the Commission in response to the comments. The prospectus forming a part of any Registration Statement that the Depositor filed with the Commission is referred to in this letter as the "Prospectus." The numbered paragraphs and headings below correspond to the order of the Staff's comments, which are repeated below in italics for your reference.

To assist the Staff in reviewing Amendment No. 2, under separate cover, we have sent to your attention five clean copies and five marked copies of Amendment No.
2. All page number references in the responses below correspond to the page numbers contained in the marked copies of Amendment No. 2.



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Mr. Max A. Webb
May 9, 2006
Page 2


In connection with responding to the Staff's comments, the Depositor hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Registration Statement; the Staff's comments and the changes to the disclosure in its filings in response to the Staff's comments do not foreclose the Commission from taking any action with respect to its filings; and the Depositor may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States).

Registration Statement on Form S-3
----------------------------------

General
-------

       1. We reissue our prior comment 4. Please confirm that you will file a post-effective amendment with the form of any opinion by new counsel prior to filing it pursuant to a takedown.

              The Depositor acknowledges the Staff's comment and confirms that it will file a post-effective amendment with the form of any opinion by new counsel prior to filing it pursuant to a takedown.

       2. We reissue our prior comment 5. Please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with regulation AB.

              The Depositor has filed as an exhibit to the Registration Statement an updated form of Standard Terms for Trust Agreements and a marked copy thereto is being sent together with this letter.


Prospectus Supplements
----------------------

If the underlying securities are redeemed prior to their maturity date or if any call warrants are exercised prior to the stated maturity date, you may not be able to reinvest your redemption or call proceeds at a yield comparable to the yield you would have received on your Class A trust certificates, page S-17

     3. Please provide disclosure as to when a call warrant is likely to be exercised by its holder (e.g., in a decreasing interest rate environment).

              The Depositor acknowledges the Staff's comment and respectfully submits that the Registration Statement provides for a description of all the material provisions of the warrant agreement relating to the circumstances under which the call warrant holders are contractually entitled to exercise their call rights. Because the exercise of the call right, subject to the limitations set forth in the warrant


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Mr. Max A. Webb
May 9, 2006
Page 3



              agreement and described in the Registration Statement, is not an obligation of the call warrant holders, the Depositor believes that it not material to investors what are the specific market circumstances that may lead to an exercise since the investors are well aware that at any time after the date specified in the relevant prospectus supplement the warrant holder can exercise the warrant without further explanation.

Call Warrants, page S-26

     4. Pursuant to your conversation with the staff, please confirm that the call rights will be held and resold only to "Qualified Institutional Buyers" as defined in Rule 144A under the Securities Act of 1933.

              The Depositor confirms that the call warrant rights will be held and resold only to "Qualified Institutional Buyers" as defined in Rule 144A under the Securities Act of 1933.

     5. Please confirm that the call rights on underlying securities of a series would be limited to trusts that contain only one single type of underlying security issued by a single issuer.

              The Depositor confirms that, unless and until the Depositor files a post-effective amendment to the Registration Statement, the Depositor will not create a Trust under the Registration Statement that has call rights on underlying securities unless all of the underlying securities in the Trust have been issued by the same issuer. Accordingly, the Depositor has amended the base prospectus supplement to state the foregoing.

     6. We note your response to our prior comment 20, and your representation that the call rights will restrict their holders' ability to exercise the call consistent with the SEC staffs positions on redeemability. In furtherance of that comment, please disclose in both the base prospectus and the prospectus supplement that the call right will not be a "redeemable security" as that term is defined in Section 2(a)(32) of the Investment Company Act of 1940, as amended, and under all applicable rules, regulations and interpretations under the act.

              The Depositor acknowledges the Staff's comment and has revised both the base prospectus and each form of prospectus supplement to include the requested disclosure.

The Depositor and Sponsor, page S-30

     7. We reissue our prior comment 22. Please discuss any information or factors related to the sponsor that may be material to an analysis of the performance of the pool assets. Refer to Item 1104(c) of Regulation AB. Also, please describe


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Mr. Max A. Webb
May 9, 2006
Page 4



              JDCC's material roles and responsibilities as sponsor in the transaction as required by Item 1104(d) of Regulation AB.

              The Depositor has amended the base prospectus to expand the disclosure on the material roles and responsibilities of the sponsor in the transaction. The Depositor respectfully submits that in the context of corporate debt repackagings, because each series of trust certificates issued by an issuing entity is supported by separate and discrete pools of underlying securities, the performance of the pool assets cannot be associated in any material way with any factor relating to the sponsor since the rate and timing of distributions paid on a series of trust certificates depends primarily on the interest rate and timing of payments on the underlying securities.

Base Prospectus
---------------

What Credit Support Will Be Available to My Series of Trust Certificates?, page 4

     8. We reissue our prior comment 28 in part. It appears to us that the guaranty by the enhancer may need to be registered. Refer to footnote 329 in the Regulation AB Adopting Release (Release No. 33-8518). Please register the guaranty or advise.

              The Depositor respectfully submits that its view is that the swap guarantees described in the Registration Statement will be created pursuant to the swap agreement and as such will be a guarantee on an underlying asset (i.e. the swap agreement) and not a guarantee on the trust certificates. As such, the swap guarantees will not be a separate "security" under Section 2(a)(1) of the Securities Act and therefore are not required to be covered by a Securities Act registration statement filed by the guarantor. Any credit support that takes the form of a guarantee of a particular series of trust certificates, rather than a guarantee of payment on the property of the issuing entity, will be issued by an entity eligible to issue guarantees that are exempt from registration under Section 3(a) of the Securities Act. The Depositor has amended the Registration Statement to reflect the foregoing.

                                    * * * * *



Thank you for your prompt attention to the Depositor's responses to the Staff's comments. If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7527.

Very truly yours,

Mr. Max A. Webb
May 9, 2006
Page 5


Stuart K. Fleischmann



cc:  John Stickel
     (Securities and Exchange Commission)